                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933



                         For the month of November 2006




                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66

                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F      [X]              Form 40-F   [ ]


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes             [ ]             No          [X]

--------------------------------------------------------------------------------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                BANCOLOMBIA S.A.
                                  (Registrant)




Date: November 7, 2006        By  /s/  JAIME ALBERTO VELASQUEZ B.
                                  ----------------------------------
                              Name:    Jaime Alberto Velasquez B.
                              Title:    Vice President of Finance

{BANCOLOMBIA LOGO}                                                           CIB
                                                                          LISTED
                                                                            NYSE

                         CONSOLIDATED FINANCIAL RESULTS
                    FOR THE QUARTER ENDED SEPTEMBER 30, 2006

NOVEMBER 7, 2006. Medellin, Colombia -- Today, BANCOLOMBIA S.A. (NYSE:
CIB) announced its financial results for the third quarter of fiscal year 2006, ended September 30, 2006.1

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT                                   QUARTER                  GROWTH
(Ps millions)                                    2Q 06         3Q 06         3Q 06/ 2Q 06
                                                 -----         -----         ------------
ASSETS
Loans and financial leases, net               21,084,601    23,009,881           9.13%
Investment securities, net                     7,954,602     5,319,196         -33.13%
Other assets                                   4,448,419     4,785,233           7.57%
--------------------------------------------------------------------------------------
TOTAL ASSETS                                  33,487,622    33,114,310          -1.11%
======================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

DEPOSITS                                      20,681,265    20,829,673           0.72%
Non-interest bearing                           3,282,769     3,309,870           0.83%
Interest bearing                              17,398,496    17,519,803           0.70%
OTHER LIABILITIES                              9,590,872     8,853,878          -7.68%
TOTAL LIABILITIES                             30,272,137    29,683,551          -1.94%
Shareholders' equity                           3,215,485     3,430,759           6.69%
--------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    33,487,622    33,114,310          -1.11%
======================================================================================

Interest income                                  484,489       888,288          83.35%
Interest expense                                 301,759       323,489           7.20%
NET INTEREST INCOME                              182,730       564,799         209.09%
Net provisions                                    (7,554)      (85,803)       1035.86%
Fees and income from service, net                210,335       219,206           4.22%
Other operating income                            87,677        14,336         -83.65%
Operating expense                               (426,601)     (469,535)         10.06%
Non-operating income, net                         55,515       (21,628)       -138.96%
Income tax expense                               (33,054)      (39,889)         20.68%
--------------------------------------------------------------------------------------
NET INCOME                                        69,048       181,486         162.84%
======================================================================================

----------
1 This report corresponds to the consolidated financial statements of BANCOLOMBIA and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia (COLGAAP), are stated in nominal terms and have not been audited. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as "Ps."

ANY REFERENCE TO BANCOLOMBIA MUST BE UNDERSTOOD AS REFERRING TO THE BANK TOGETHER WITH ITS AFFILIATES, UNLESS OTHERWISE SPECIFIED.

Exchange rate:    September 30, 2006   Ps  2,394.31=  US$ 1
Average exchange rate September 2006 Ps 2,374.67 =  US$ 1

Contacts

SERGIO RESTREPO        JAIME A. VELASQUEZ        MAURICIO BOTERO
EXECUTIVE VP           FINANCIAL VP              IR MANAGER
TEL.: (574) 5108668    TEL.: (574) 5108666       TEL.: (574) 5108866

                                                              (BANCOLOMBIA LOGO)
                                                                            3Q06

1.   HIGHLIGHTS:

   - Net income amounted to Ps 181,486 million or US$ 0.417 per ADS, for the third quarter of 2006. This represents an increase of 162.8% as compared to Ps 69,048 million, or US$ 0.147 per ADS, for the second quarter of 2006, and a decrease of 32.6% compared to Ps 269,239 million or US$ 0.647 per ADS, for the third quarter of 2005.

   - As of September 30, 2006, BANCOLOMBIA's net loans totaled Ps 23,010 billion, increasing 9.1% as compared to Ps 21,085 billion in the previous quarter and 33.4% as compared to the third quarter of 2005. Additionally, interest on loans increased 10.8% as compared to the previous quarter and 13.7% as compared to the third quarter of 2005.

   - Investments in debt securities amounted to Ps 5,141 billion, which represents a decrease of 33.2% as compared to the previous quarter and 30.0% over the year. Interest on investment securities amounted to Ps 173,771 million, increasing 209.7% as compared to the previous quarter, due mainly to a more stable environment of Colombian bond prices, and decreasing 36.4% as compared to the third quarter of 2005.

   - Net fees and income from services totaled Ps 219,206 million for the quarter, increasing 4.2% as compared to the previous quarter and 5.4% as compared to the third quarter of 2005.

   - Total operating expenses remained stable, increasing 1.26% on a year-to-year basis, which is lower than the growth rate in Bank's assets.

   - BANCOLOMBIA's ratio of past due loans to total loans at September 30, 2006 was 2.4%, and the ratio of allowances to past due loans was 144.4%.

STOCK INDICATORS                                   QUARTER                          AS OF
                                   3Q 05            2Q 06         3Q 06      SEP-05       SEP-06
                                   -----            -----         -----      ------       ------
Net Income (Ps millions)         269,239           69,048       181,486     690,303      464,636
USD Earnings per ADS               0.647            0.147         0.417       1.658        1.067
ROAA                               3.77%            0.85%         2.20%       3.23%        1.93%
ROAE                              34.43%            8.56%        21.54%      30.74%       18.55%
P/BV ADS (1)                        2.83             3.52          3.63
P/BV Local (2) (3)                  2.80             3.03          3.35
P/E (4)                             8.43            37.00         16.24
Shares Outstanding           727,829,109      727,827,005   727,827,005



(1)   Defined as ADS price divided by ADS book value.

(2)   Defined as Share price divided by share book value.

(3)   Share prices on the Colombian Stock Exchange

(4)   Defined as market capitalization divided by annualized quarter results

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS
This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements.

                                                              (BANCOLOMBIA LOGO)
                                                                            3Q06


2.  CONSOLIDATED BALANCE SHEET

2.1  ASSETS

      BANCOLOMBIA's total assets amounted to Ps 33,114 billion as of September 30, 2006, decreasing 1.11% as compared to Ps 33,488 billion as of June 30, 2006. As described in Section 2.1.2 below, this result reflects the decrease in investment securities. This represents an increase of 14.8% as compared to Ps 28,848 billion as of September 30, 2005.

2.1.1 LOAN PORTFOLIO

      The loan portfolio presented very positive figures amounting to Ps 23,010 billion as of September 30, 2006, increasing 9.1% as compared to the previous quarter and 33.4% as compared to the third quarter of 2005.

      Corporate loans presented a robust growth amounting to Ps 12,287 billion for the quarter, increasing 9.5% as compared to Ps 11,224 billion for the previous quarter. This represents an increase of 28.6% as compared to Ps 9,556 billion for the third quarter of 2005.

      The retail and small and medium-sized enterprise ("SME") loans maintained their positive growth rates. They amounted to Ps 6,231 billion as of September 30, 2006, increasing 7.3% over the quarter and 35.1% over the year. Similarly, financial leases maintained their positive trend amounting to Ps 3,336 billion, increasing 7.6% as compared to the previous quarter and 42.8% over the year.

LOAN PORTFOLIO                                                        AS OF                                 GROWTH
(Ps millions)                                     30-SEP-05         30-JUN-06        30-SEP-06    3Q 06/2Q 06    3Q 06/3Q 05
                                                  ---------         ---------        ---------    -----------    -----------
CORPORATE
Working capital loans                             7,958,571         9,983,764       11,173,199         11.91%         40.39%
Loans funded by
domestic development banks                        1,042,505           394,049          382,448         -2.94%        -63.31%
Trade Financing                                     423,198           649,875          574,632        -11.58%         35.78%
Overdrafts                                           87,557           147,057          102,168        -30.52%         16.69%
Credit Cards                                         44,396            49,363           54,641         10.69%         23.08%
----------------------------------------------------------------------------------------------------------------------------
TOTAL CORPORATE                                   9,556,227        11,224,108       12,287,088          9.47%         28.58%
============================================================================================================================
RETAIL AND SMEs
Working capital loans                             1,442,580         1,878,090        2,021,631          7.64%         40.14%
Personal loans                                    1,498,279         1,807,138        1,991,947         10.23%         32.95%
Loans funded by
 domestic development banks                         385,205           405,651          383,444         -5.47%         -0.46%
Credit Cards                                        550,927           700,157          766,744          9.51%         39.17%
Overdrafts                                          134,639           176,774          143,390        -18.89%          6.50%
Automobile loans                                    541,223           760,980          849,855         11.68%         57.02%
Trade Financing                                      60,056            77,305           74,488         -3.64%         24.03%
TOTAL RETAIL AND SMEs                             4,612,909         5,806,095        6,231,499          7.33%         35.09%
MORTGAGE                                          1,483,011         1,719,002        1,980,240         15.20%         33.53%
FINANCIAL LEASES                                  2,336,170         3,099,021        3,335,723          7.64%         42.79%
TOTAL LOANS AND FINANCIAL LEASES                 17,988,317        21,848,226       23,834,550          9.09%         32.50%
ALLOWANCE FOR LOAN LOSSES AND FINANCIAL
LEASES                                             (742,459)         (763,625)        (824,669)         7.99%         11.07%
----------------------------------------------------------------------------------------------------------------------------
TOTAL LOANS AND FINANCIAL LEASES, NET            17,245,858        21,084,601       23,009,881          9.13%         33.42%
============================================================================================================================

                                                              (BANCOLOMBIA LOGO)
                                                                            3Q06


      Mortgage loans also presented a positive growth, amounting to Ps 1,980 billion as of September 30, 2006. This represents an increase of 15.2% as compared to Ps 1,719 billion for the previous quarter and 33.5% as compared to Ps 1,483 billion for the third quarter of 2005.

2.1.2 INVESTMENT PORTFOLIO

      BANCOLOMBIA's investments in debt securities amounted to Ps 5,141 billion, decreasing 33.2% over the quarter. This decrease was mainly due to both an increase in credit demand and the Government's repurchase program, announced on October 11, 2006, in which the Bank sold government securities (TES) to the National Treasury amounting to approximately
      Ps 586,000 million. On a year-to-year basis, this represents a decrease of 30.0%, from Ps 7,343 billion at September 30, 2005.

2.1.3 ASSET QUALITY

      As of September 30, 2006, the Bank's past due loans accounted for 2.4% of total loans. Loans classified as C, D and E comprised 2.5% of total loans. In addition, the ratio of allowances to past due loans at the end of the quarter was 144.4%, while the ratio of allowances to loans classified as C, D and E at the end of the quarter was 138.3%.

LOANS AND FINANCIAL LEASES CLASSIFICATION
                                                                AS OF 30-SEP-05          AS OF 30-JUN-06            AS OF 30-SEP-06
                                                                ---------------          ---------------            ---------------
(Ps millions)
"A" Normal                                                  16,853,001     93.7%     20,437,368     93.6%     22,482,115       94.4%
"B" Subnormal                                                  503,075      2.8%        814,255      3.7%        748,580        3.1%
"C" Deficient                                                  158,943      0.9%        199,243      0.9%        194,418        0.8%
"D" Doubtful recovery                                          278,559      1.5%        247,670      1.1%        254,530        1.1%
"E" Unrecoverable                                              194,739      1.1%        149,690      0.7%        154,907        0.6%

TOTAL                                                       17,988,317      100%     21,848,226      100%     23,834,550        100%

LOANS AND FINANCIAL LEASES CLASSIFIED AS C, D AND E
AS A PERCENTAGE OF TOTAL LOANS AND FINANCIAL LEASES               3.5%                     2.7%                     2.5%


ASSET QUALITY                                                             AS OF                             GROWTH
(Ps millions)                                           30-SEP-05       30-JUN-06     30-SEP-06   3Q 06/2Q 06      3Q 06/3Q 05
                                                        ---------       ---------     ---------   -----------      -----------

Total performing past due loans                           240,335         281,598       256,995        -8.74%            6.93%
Total non-performing past due loans (1)                   339,514         310,069       321,038         3.54%           -5.44%
Total past due loans                                      579,849         591,667       578,033        -2.30%           -0.31%
Allowance for loans and accrued interest losses           755,290         773,157       834,934         7.99%           10.54%
Past due loans to total loans                               3.22%           2.71%         2.43%
Non-performing loans to total loans                         1.89%           1.42%         1.35%
C, D, and E loans to total loans                            3.51%           2.73%         2.53%
Allowances to past due loans (2)                          130.26%         130.67%       144.44%
Allowances to C, D, and E loans (2)                       119.46%         129.59%       138.27%
Allowances to non-performing loans (2)                    222.46%         249.35%       260.07%
Allowances to total loans                                   4.20%           3.54%         3.50%
Performing loans to total loans                            98.11%          98.58%        98.65%


(1) Non-performing loans comprised of consumer loans that are past due 60 days or more, commercial loans that are past due 90 days or more, small business loans that are past due 30 days or more and mortgage loans that are past due 60 days or more.

(2)   Allowance means allowance for loan and accrued interest losses.

                                                              (BANCOLOMBIA LOGO)
                                                                            3Q06

2.2  LIABILITIES

      Total deposits increased 0.7% as compared to the previous quarter and 18.9% over the year, amounting to Ps 20,830 billion as of September 30, 2006. As compared to the third quarter of 2005, interest-bearing deposits increased 17.6% while non-interest bearing deposits increased 26.6%.

2.3  SHAREHOLDERS' EQUITY

      BANCOLOMBIA's shareholders' equity amounted to Ps 3,431 billion at the end of the third quarter of 2006. This represents an increase of 6.7% as compared to the previous quarter and 6.2% over the year. Unrealized gains on available-for-sale debt securities amounted to Ps 3.3 billion as of September 30, 2006.

      Due to the strong growth of the loan portfolio, the Bank's consolidated ratio of technical capital to risk-weighted assets decreased as compared to the previous quarter to 11.2%.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (Ps millions)                     30-SEP-05     30-JUN-06    30-SEP-06
                                               ----------    ----------   ----------
Basic capital (Tier I)                          2,123,055     2,835,435    2,883,305
Additional capital (Tier II)                      464,592       369,393      430,877
Technical capital (1)                           2,587,647     3,204,828    3,314,182
Risk weighted assets included market risk      22,371,981    28,282,884   29,582,049
CAPITAL ADEQUACY (2)                                11.57%        11.33%       11.20%


(1)   Technical capital is the sum of basic capital and additional capital.

(2)   Capital Adequacy is Technical capital divided by Risk weighted assets

                                                              (BANCOLOMBIA LOGO)
                                                                            3Q06

3.  INCOME STATEMENT

      BANCOLOMBIA's net income amounted to Ps 181,486 million for the quarter ended September 30, 2006, as compared to Ps 69,048 million for the previous quarter and Ps 269,239 million for the third quarter of 2005. This represents an increase of 162.8% and a decrease of 32.6%, respectively, due to the losses that resulted from the mark-to-market valuation of Colombian bond prices during the second quarter of 2006.

3.1  NET INTEREST INCOME

      Interest on loans totaled Ps 602,301 million for the third quarter of 2006, increasing 10.8% as compared to Ps 543,606 million for the previous quarter and 13.7% as compared to Ps 529,527 million for the third quarter of 2005. On the other hand, interest on investment securities amounted to Ps 173,771 million, which represents an increase of 209.7% as compared to the previous quarter loss of Ps 158,401 million and a decrease of 36.4% as compared to Ps 273,298 million during the third quarter of 2005.

      The most representative bond in the market is the COLOMBIA TES 20, which matures in July 2020. As illustrated below, this bond was traded at a yield of 10.50% as of June 30, 2006 and 9.56% at the end of the third quarter of 2006.





                                    (LINE GRAPH)

                                                              (BANCOLOMBIA LOGO)
                                                                            3Q06

3.2  PROVISIONS

      During the third quarter of 2006, provisions for loan and interest losses amounted to Ps 104,044 million, increasing 54.8% and 62.1% as compared to the previous quarter and to the third quarter of 2005, respectively. Approximately Ps 18,000 million from these provisions corresponds to adjustments made by the new provisioning regulation.

3.3  FEES AND INCOME FROM SERVICES

      Net fees and income from services amounted to Ps 219,206 million, increasing 4.2% as compared to the previous quarter and 5.4% as compared to Ps 207,961 million for the third quarter of 2005.

      BANCOLOMBIA's accumulated unconsolidated credit card billing increased 18.6% during the year, resulting in a 21.1% market share of the Colombian credit card business. In addition, the Bank's number of outstanding credit cards increased 20.2%, resulting in a 15.2% market share.

ACCUMULATED CREDIT CARD BILLING                                                             %           2006
                                                                 Sep-05        Sep-06
                                                                 ------        ------
(Millons of pesos as of September 30, 2006)                                               Growth     Market Share
                                                                                          ------     ------------
Bancolombia VISA                                                626.896       774.066     23,48%            6,83%
Bancolombia Mastercard                                        1.010.854     1.148.472     13,61%           10,14%
Bancolombia American Express                                    373.167       462.647     23,98%            4,08%
TOTAL BANCOLOMBIA                                             2.010.917     2.385.185     18,61%           21,06%
-----------------------------------------------------------------------------------------------------------------
Colombian credit card market                                  8.788.743    11.325.769     28,87%
=================================================================================================================

Source: Credibanco, American Express and Red Multicolor


CREDIT CARD MARKET SHARE                                                                    %             2006
                                                                  Sep-05       Sep-06
                                                                  ------       ------
Outstanding credit cards as of September 30, 2006                                         Growth     Market Share
                                                                                          ------     ------------
Bancolombia VISA                                                 184.648      231.649     25,45%            5,42%
Bancolombia Mastercard                                           255.250      285.188     11,73%            6,67%
Bancolombia American Express                                     101.819      134.081     31,69%            3,14%
TOTAL BANCOLOMBIA                                                541.717      650.918     20,16%           15,22%
-----------------------------------------------------------------------------------------------------------------
Colombian credit card market                                   3.224.653    4.275.988     32,60%
=================================================================================================================

Source: Credibanco, American Express and Red Multicolor.

3.4  OPERATING EXPENSES

      Total operating expenses increased 8.8% as compared to the previous quarter, amounting to Ps 448,797 million, which represents a 1.3% increase as compared to Ps 443,199 million for the third quarter 2005.

      BANCOLOMBIA's operating expenses to net operating income efficiency ratio decreased to 58.8% as compared to the previous quarter. On a nine-month accumulated basis, the income efficiency ratio reached 64.8%.

      The Bank's efficiency measured as operating expenses over average total assets was 5.68% as compared to the previous quarter and 5.46% during the first nine months of 2006.

                                                              (BANCOLOMBIA LOGO)
                                                                            3Q06

PRINCIPAL RATIOS                                                              QUARTER                              AS OF
                                                              3Q 05            2Q 06          3Q 06      SEP-05           SEP-06
                                                              -----            -----          -----      ------           ------
PROFITABILITY


Net interest margin (1)                                       9.34%            2.48%          7.58%       8.02%            5.54%
Return on average total assets (2)                            3.77%            0.85%          2.20%       3.23%            1.93%
Return on average shareholders' equity (3)                   34.43%            8.56%         21.54%      30.74%           18.55%

EFFICIENCY
---------------------------------------------------------------------------------------------------------------------------------
Operating expenses to net operating income (4)               54.78%           88.74%         58.81%      56.00%           64.84%
Operating expenses to average total assets (4)                6.56%            5.27%          5.68%       5.99%            5.46%

CAPITAL ADEQUACY
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity to total assets                         11.20%            9.60%         10.36%
Technical capital to risk weighted assets                    11.57%           11.33%         11.20%

(1)Defined as Net Interest Income divided by monthly average interest-earning assets.

(2)Net income divided by monthly average assets.

(3)Net income divided by monthly average shareholders' equity.

(4)Operating income includes net interest income, total net fees and income from services, and total other operating income. Operating expenses include merger expenses and good will amortization.

                                                              (BANCOLOMBIA LOGO)
                                                                            3Q06

CONSOLIDATED BALANCE SHEET                                               AS OF                               GROWTH
                                                                                                      LAST
(Ps millions)                                        SEP-05             JUN-06          SEP-06       QUARTER           ANNUAL
                                                     ------             ------          ------       -------           ------
ASSETS
Cash and due from banks                           1,040,224          1,123,060       1,603,443        42.77%           54.14%
Overnight funds sold                                410,735            647,403         340,346       -47.43%          -17.14%
TOTAL CASH AND EQUIVALENTS                        1,450,959          1,770,463       1,943,789         9.79%           33.97%
-----------------------------------------------------------------------------------------------------------------------------
DEBT SECURITIES                                   7,342,978          7,698,653       5,141,219       -33.22%          -29.98%
Trading                                           4,591,826          3,990,245       2,567,227       -35.66%          -44.09%
Available for Sale                                1,879,456          2,508,292       1,793,975       -28.48%           -4.55%
Held to Maturity                                    871,696          1,200,116         780,017       -35.00%          -10.52%
EQUITY SECURITIES                                   356,995            334,519         248,696       -25.66%          -30.34%
Trading                                             170,980            137,378          54,005       -60.69%          -68.41%
Available for Sale                                  186,015            197,141         194,691        -1.24%            4.66%
Market value allowance                              (63,673)           (78,570)        (70,719)       -9.99%           11.07%
NET INVESTMENT SECURITIES                         7,636,300          7,954,602       5,319,196       -33.13%          -30.34%
-----------------------------------------------------------------------------------------------------------------------------
Commercial loans                                 11,769,986         14,052,561      15,204,992         8.20%           29.18%
Consumer loans                                    2,300,528          2,903,674       3,219,063        10.86%           39.93%
Small business loans                                 98,622             73,968          94,532        27.80%           -4.15%
Mortgage loans                                    1,483,011          1,719,002       1,980,240        15.20%           33.53%
Finance lease                                     2,336,170          3,099,021       3,335,723         7.64%           42.79%
Allowance for loan losses                          (742,459)          (763,625)       (824,669)        7.99%           11.07%
NET TOTAL LOANS AND FINANCIAL LEASES             17,245,858         21,084,601      23,009,881         9.13%           33.42%
-----------------------------------------------------------------------------------------------------------------------------
Accrued interest receivable on loans                197,061            210,003         248,006        18.10%           25.85%
Allowance for accrued interest losses               (12,831)            (9,532)        (10,265)        7.69%          -20.00%
NET TOTAL INTEREST ACCRUED                          184,230            200,471         237,741        18.59%           29.05%
-----------------------------------------------------------------------------------------------------------------------------
Customers' acceptances and derivatives              102,755             54,707         127,704       133.43%           24.28%
Net accounts receivable                             289,699            396,608         404,822         2.07%           39.74%
Net premises and equipment                          652,828            649,493         690,489         6.31%            5.77%
Foreclosed assets, net                               39,180             25,859          24,338        -5.88%          -37.88%
Prepaid expenses and deferred charges                31,602             50,516          54,475         7.84%           72.38%
Goodwill                                             56,024             53,991          47,077       -12.81%          -15.97%
Operating leases, net                               143,024            149,800         159,050         6.17%           11.21%
Other                                               591,032            725,965         714,787        -1.54%           20.94%
Reappraisal of assets                               424,839            370,546         380,961         2.81%          -10.33%
-----------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                     28,848,330         33,487,622      33,114,310        -1.11%           14.79%
=============================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
DEPOSITS

NON-INTEREST BEARING                              2,613,728          3,282,769       3,309,870         0.83%           26.63%
Checking accounts                                 2,246,240          3,006,549       2,994,107        -0.41%           33.29%
Other                                               367,488            276,220         315,763        14.32%          -14.08%
-----------------------------------------------------------------------------------------------------------------------------
INTEREST BEARING                                 14,902,718         17,398,496      17,519,803         0.70%           17.56%
Checking accounts                                 1,115,689          1,281,143       1,229,213        -4.05%           10.18%
Time deposits                                     6,413,490          7,306,274       7,530,088         3.06%           17.41%
Savings deposits                                  7,373,539          8,811,079       8,760,502        -0.57%           18.81%
-----------------------------------------------------------------------------------------------------------------------------
TOTAL DEPOSITS                                   17,516,446         20,681,265      20,829,673         0.72%           18.91%
Overnight funds                                   1,032,610          1,818,644       1,672,061        -8.06%           61.93%
Bank acceptances outstanding                         57,209             62,563          78,987        26.25%           38.07%
Interbank borrowings                              1,543,154          1,899,892       1,257,125       -33.83%          -18.54%
Borrowings from domestic development banks        1,833,188          2,439,329       2,387,699        -2.12%           30.25%
Accounts payable                                    916,552          1,001,489         919,267        -8.21%            0.30%
Accrued interest payable                            185,168            218,011         220,120         0.97%           18.88%
Other liabilities                                   292,033            392,553         374,707        -4.55%           28.31%
Bonds                                             1,768,280          1,382,430       1,475,909         6.76%          -16.53%
Accrued expenses                                    419,172            320,850         417,107        30.00%           -0.49%
Minority interest in consolidated subsidiaries       54,319             55,111          50,896        -7.65%           -6.30%
-----------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                25,618,131         30,272,137      29,683,551        -1.94%           15.87%
=============================================================================================================================
SHAREHOLDERS' EQUITY

SUBSCRIBED AND PAID IN CAPITAL                      363,580            366,027         363,914        -0.58%            0.09%
RETAINED EARNINGS                                 2,118,885          2,325,159       2,466,967         6.10%           16.43%
Appropiated                                       1,428,582          2,042,009       2,002,331        -1.94%           40.16%
Unappropiated                                       690,303            283,150         464,636        64.10%          -32.69%
REAPPRAISAL AND OTHERS                              651,457            580,639         596,537         2.74%           -8.43%
GROSS UNREALIZED GAIN OR LOSS ON DEBT SECURITIES     96,277            (56,340)          3,341       105.93%          -96.53%
-----------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDER'S EQUITY                        3,230,199          3,215,485       3,430,759         6.69%            6.21%
=============================================================================================================================

                                                              (BANCOLOMBIA LOGO)
                                                                            3Q06






CONSOLIDATED INCOME STATEMENT                   AS OF                                QUARTER                          GROWTH
(Ps Millions)                             SEP-05     SEP-06 SEP-06/SEP-05    3Q 05     2Q 06   3Q 06 3Q 06/2Q 06 3Q 06/3Q 05
                                          ------     ------ -------------    -----     -----   ----- ----------- -----------
INTEREST INCOME AND EXPENSES
Interest on loans                      1,516,770  1,665,223         9.79%  529,527   543,606  602,301      10.80%     13.74%
Interest on investment securities        655,313    150,749       -77.00%  273,298  (158,401) 173,771     209.70%    -36.42%
Overnight funds                           24,784     31,079        25.40%    9,141     8,620   13,444      55.96%     47.07%
Leasing                                  209,249    273,631        30.77%   73,160    90,664   98,772       8.94%     35.01%
TOTAL INTEREST INCOME                  2,406,116  2,120,682       -11.86%  885,126   484,489  888,288      83.35%      0.36%
----------------------------------------------------------------------------------------------------------------------------
Interest expense
Checking accounts                         14,158     24,035        69.76%    5,068     8,132    8,805       8.28%     73.74%
Time deposits                            345,846    336,178        -2.80%  115,189   112,536  117,626       4.52%      2.12%
Savings deposits                         179,283    184,275         2.78%   60,902    56,844   72,154      26.93%     18.48%
TOTAL INTEREST ON DEPOSITS               539,287    544,488         0.96%  181,159   177,512  198,585      11.87%      9.62%
----------------------------------------------------------------------------------------------------------------------------
Interbank borrowings                      33,527     79,633       137.52%   12,834    27,584   23,964     -13.12%     86.72%
Borrowings from domestic
  development banks                      117,699    129,847        10.32%   39,176    42,326   46,664      10.25%     19.11%
Overnight funds                           55,237     74,966        35.72%   15,001    26,280   27,851       5.98%     85.66%
Bonds                                    117,530     86,075       -26.76%   36,791    28,057   26,425      -5.82%    -28.18%

TOTAL INTEREST EXPENSE                   863,280    915,009         5.99%  284,961   301,759  323,489       7.20%     13.52%
----------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                    1,542,836  1,205,673       -21.85%  600,165   182,730  564,799     209.09%     -5.89%
Provision for loan and accrued
  interest losses, net                  (141,556)  (235,477)       66.35%  (64,171)  (67,228)(104,044)     54.76%     62.14%
Recovery of charged-off loans             46,603     50,234         7.79%   15,297    15,327   18,160      18.48%     18.72%
Provision for foreclosed assets
  and other assets                       (44,236)   (24,102)      -45.51%  (15,562)   (7,496)  (3,970)    -47.04%    -74.49%
Recovery of provisions for
  foreclosed assets and other assets      30,555     65,310       113.75%    6,321    51,843    4,051     -92.19%    -35.91%
----------------------------------------------------------------------------------------------------------------------------
TOTAL NET PROVISIONS                    (108,634)  (144,035)       32.59%  (58,115)   (7,554) (85,803)   1035.86%     47.64%
NET INTEREST INCOME AFTER
  PROVISION FOR LOANS
  AND ACCRUED INTEREST LOSSES          1,434,202  1,061,638       -25.98%  542,050   175,176  478,996     173.44%    -11.63%
----------------------------------------------------------------------------------------------------------------------------
Commissions from banking services
   and other services                     61,663    113,565        84.17%   26,186    41,357   44,245       6.98%     68.96%
Electronic services and ATM fees          78,771     64,839       -17.69%   24,743    21,825   22,289       2.13%     -9.92%
Branch network services                   35,643     40,296        13.05%   12,837    13,318   14,145       6.21%     10.19%
Collections and payments fees             41,683     51,566        23.71%   14,640    18,680   17,722      -5.13%     21.05%
Credit card merchant fees                  7,387      5,994       -18.86%    2,647     2,079    1,680     -19.19%    -36.53%
Credit and debit card annual fees        152,967    180,184        17.79%   53,196    59,003   61,933       4.97%     16.42%
Checking fees                             40,886     44,358         8.49%   14,104    14,292   15,370       7.54%      8.98%
Warehouse services                        41,706     52,731        26.44%   14,182    16,031   18,719      16.77%     31.99%
Fiduciary activities                      45,328     43,699        -3.59%   16,501    13,275   14,829      11.71%    -10.13%
Brokerage fees                            52,753     51,574        -2.23%   23,896    12,728   15,463      21.49%    -35.29%
Check remittance                           7,723      8,337         7.95%    2,725     2,737    2,748       0.40%      0.84%
International operations                  27,640     25,048        -9.38%   13,013     8,838    9,374       6.06%    -27.96%
FEES AND OTHER SERVICE INCOME            594,150    682,191        14.82%  218,670   224,163  238,517       6.40%      9.08%
----------------------------------------------------------------------------------------------------------------------------
Fees and other service expenses          (38,598)   (46,531)       20.55%  (10,709)  (13,828) (19,311)      39.65%     80.32%
TOTAL FEES AND INCOME FROM
  SERVICES, NET                          555,552    635,660        14.42%  207,961   210,335  219,206       4.22%      5.41%
----------------------------------------------------------------------------------------------------------------------------
OTHER OPERATING INCOME
Net foreign exchange gains               (77,664)   104,414       234.44%  (16,189)  132,194  (39,049)   -129.54%    141.21%
Forward contracts in foreign
  currency                               136,613    (30,728)     -122.49%   31,447   (67,807)  32,742     148.29%      4.12%
Gains on sales of investments on
  equity securities                          399     48,948     12167.67%      302     8,894    5,933     -33.29%   1864.57%
Dividend income                           41,195     21,314       -48.26%    1,831        98    1,596    1528.57%    -12.83%
Revenues from commercial
  subsidiaries                            76,873     31,223       -59.38%   27,884     8,706    9,272       6.50%    -66.75%
Communication, postage, rent and
  others                                   8,649     11,780        36.20%    2,226     5,592    3,842     -31.29%     72.60%
TOTAL OTHER OPERATING INCOME             186,065    186,951         0.48%   47,501    87,677   14,336     -83.65%    -69.82%
----------------------------------------------------------------------------------------------------------------------------
TOTAL INCOME                           2,175,819  1,884,249       -13.40%  797,512   473,188  712,538      50.58%    -10.65%
OPERATING EXPENSES
Salaries and employee benefits           459,996    505,151         9.82%  157,833   171,869  169,504      -1.38%      7.39%
Bonus plan payments                       21,254     17,170       -19.22%   12,551        61    8,882   14460.66%    -29.23%
Compensation                               6,873      3,222       -53.12%    2,188       882    1,624      84.13%    -25.78%
Administrative and other expenses        628,096    619,749        -1.33%  235,245   199,486  221,737      11.15%     -5.74%
Deposit security, net                     42,008     49,418        17.64%   13,203    13,651   20,085      47.13%     52.12%
Donation expenses                            533        249       -53.28%      130        77      114      48.05%    -12.31%
Depreciation                              65,232     74,885        14.80%   22,049    26,436   26,851       1.57%     21.78%
TOTAL OPERATING EXPENSES               1,223,992  1,269,844         3.75%  443,199   412,462  448,797       8.81%      1.26%
----------------------------------------------------------------------------------------------------------------------------
NET OPERATING INCOME                     951,827    614,405       -35.45%  354,313    60,726  263,741     334.31%    -25.56%
Merger expenses                           38,236     26,303       -31.21%   19,814     7,814   13,825      76.93%    -30.23%
Goodwill amortization (1)                 16,986     18,900        11.27%    5,662     6,325    6,913       9.30%     22.09%
NON-OPERATING INCOME (EXPENSE)

Other income                              50,322    158,120       214.22%   12,331   121,284   16,375     -86.50%     32.80%
Minority interest                         (4,518)    (5,740)       27.05%   (1,430)   (1,545)  (1,434)     -7.18%      0.28%
Other expense                            (67,656)  (116,224)       71.79%  (27,321)  (64,224) (36,569)    -43.06%     33.85%
TOTAL NON-OPERATING INCOME               (21,852)    36,156       265.46%  (16,420)   55,515  (21,628)   -138.96%     31.72%
INCOME BEFORE INCOME TAXES               874,753    605,358       -30.80%  312,417   102,102  221,375     116.82%    -29.14%
Income tax expense                      (184,450)  (140,722)      -23.71%  (43,178)  (33,054) (39,889)     20.68%     -7.62%
----------------------------------------------------------------------------------------------------------------------------
NET INCOME                               690,303    464,636       -32.69%  269,239    69,048  181,486     162.84%    -32.59%
============================================================================================================================

(1) Includes Banco de Colombia and Comercia S.A.